EXHIBIT 12.1

Noble Energy, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands)
Income from continuing operations before cumulative effect of change in accounting principle	$195,382	$246,845	$968,660	$513,008	$140,405	$27,896	$150,130
Add (deduct):
Fixed charges	72,713	40,067	99,375	62,747	62,075	64,566	54,434
Interest capitalized	(2,256)	(4,903)	(8,684)	(8,168)	(13,430)	(16,331)	(15,953)
Income from equity investees	(75,091)	(38,438)	(90,812)	(78,199)	(45,186)	(12,361)	(9,783)
Distributed income from equity investees	18,000	27,675	59,625	57,825	46,125	17,696	—

Earnings as defined	$208,748	$271,246	$1,028,164	$547,213	$189,989	$81,466	$178,828

Interest expense	$69,342	$34,888	$87,541	$53,460	$47,681	$47,709	$38,007
Interest capitalized	2,256	$4,903	8,684	8,168	13,430	16,331	15,953
Interest portion of rental expense	1,115	276	3,150	1,119	964	526	474
Fixed charges as defined	$72,713	$40,067	$99,375	$62,747	$62,075	$64,566	$54,434

Ratio of earnings to fixed charges	2.9	6.8	10.3	8.7	3.1	1.3	3.3